# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Great Elm Capital Corp., CIK 0001675033
CUSIP: 390320703
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Florida (FL), 33410
Date of event which requires filing of this statement: 11/04/2025
Filed by CIK 0001346543
Persons authorized to receive notices and communications: Northern Right Capital Mgmt., 9 Old Kings Hwy S., 4th Floor, Darien, Connecticut (CT), 06820, 203-883-9441

## Reporting persons
- Northern Right Capital Management, L.P. (CIK 0001346543): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 369,140; shared voting power 429,331; sole dispositive power 369,140; shared dispositive power 429,331; aggregate amount beneficially owned 798,471 (5.7% of the class)
  Comment: Note to Rows 7 and 9: Northern Right Management (as defined herein) may be deemed to beneficially own 369,140 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein).
  Note to Rows 8 and 10: Northern Right Management may be deemed to beneficially own 429,331 shares of Common Stock currently held by Northern Right QP (as defined herein) and NRC LO (as defined herein).
- Northern Right Capital (QP), L.P. (CIK 0001451722): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 313,094; shared voting power 0; sole dispositive power 313,094; shared dispositive power 0; aggregate amount beneficially owned 313,094 (2.2% of the class)
- Northern Right Long Only Master Fund LP (CIK 0002052537): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 116,237; sole dispositive power 0; shared dispositive power 116,237; aggregate amount beneficially owned 116,237 (0.8% of the class)
  Comment: Note to Rows 8 and 10: NRC Fund GP (as defined herein) may be deemed to beneficially own 116,237 shares of Common Stock currently held by NRC LO.
- Northern Right Fund GP LLC (CIK 0002053060): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 116,237; sole dispositive power 0; shared dispositive power 116,237; aggregate amount beneficially owned 116,237 (0.8% of the class)
  Comment: Note to Rows 8 and 10: NRC Fund GP (as defined herein) may be deemed to beneficially own 116,237 shares of Common Stock currently held by NRC LO.
- BC Advisors, LLC (CIK 0001349003): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 798,471; sole dispositive power 0; shared dispositive power 798,471; aggregate amount beneficially owned 798,471 (5.7% of the class)
  Comment: Note to Rows 8 and 10: BCA (as defined herein) may be deemed to beneficially own 798,471 shares of Common Stock currently held by Northern Right QP and the Managed Accounts.
- Drapkin Matthew A (CIK 0001458693): type of reporting person: individual (IN); does not affirm membership in a group (box b); sole voting power 76,333; shared voting power 798,471; sole dispositive power 76,333; shared dispositive power 798,471; aggregate amount beneficially owned 874,804 (6.2% of the class)
  Comment: Note to Rows 8 and 10: Mr. Drapkin may be deemed to beneficially own 798,471 shares of Common Stock currently held by Northern Right QP, NRC LO and the Managed Accounts.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 Par Value
Name of issuer: Great Elm Capital Corp.
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Florida (FL), 33410
Comment: This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 7, 2022, as amended on June 21, 2022, February 13, 2024, December 11, 2024, and January 21, 2025, on behalf of the Reporting Persons (as defined below), with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of Great Elm Capital Corp., a Maryland corporation (the "Issuer") (as amended, this "Statement").

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is amended and supplemented to add the following information for updating as of the date hereof:

June 4, 2025, BCA redomiciled from Texas to Delaware, and is now a Delaware limited liability company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated in its entirety to read as follows as of the date hereof:

The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 13,998,168 shares of Common Stock outstanding, as reported as of October 29, 2025 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025.

The Reporting Persons may be deemed to beneficially own in the aggregate 874,804 shares of Common Stock, which represent approximately 6.2% of the outstanding shares of Common Stock.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 313,094 shares of Common Stock (the "QP Shares"), which represent approximately 2.2% of the outstanding shares of Common Stock.

NRC LO beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 116,237 shares of Common Stock (the "LO Shares"), which represent approximately 0.8% of the outstanding shares of Common Stock.

Northern Right Management, in its capacity as general partner of Northern Right QP, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares. Northern Right Management, in its capacity as investment manager for NRC LO, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. Northern Right Management, in its capacity as investment manager for the Managed Accounts, may be deemed to have the sole power to vote or to direct the vote of (and the sole power to dispose or direct the disposition of) the 369,140 shares of the Common Stock held by the Managed Accounts. In the aggregate, such shares represent approximately 2.6% of the outstanding shares of Common Stock. Northern Right Management disclaims beneficial ownership of all of the shares of Common Stock held by each of Northern Right QP, NRC LO and the Managed Accounts, in each case except to the extent of its pecuniary interest therein.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent 5.7% of the outstanding shares of Common Stock.

NRC Fund GP, as general partner of NRC LO, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. NRC Fund GP disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 76,333 shares of Common Stock. Mr. Drapkin, as managing member of BCA and NRC Fund GP, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA and NRC Fund GP. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 6.2% of the outstanding shares of Common Stock.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in Item 5 of this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth under Item 5(a) of this Amendment No. 5 is incorporated herein by reference.

## Signatures
- Northern Right Capital Management, L.P.: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member of BC Advisors, LLC, the general partner of Northern Right Capital Management, L.P. (11/06/2025)
- Northern Right Capital (QP), L.P.: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Mng Mbr of BC Advisors, LLC, Gen. Part., Northern Right Capital Management, L.P., Gen. Part., Northern Right Capital (QP), L.P. (11/06/2025)
- Northern Right Long Only Master Fund LP: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member of Northern Right Fund GP LLC, the general partner of Northern Right Long Only Master Fund LP (11/06/2025)
- Northern Right Fund GP LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (11/06/2025)
- BC Advisors, LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (11/06/2025)
- Drapkin Matthew A: /s/ Matthew A. Drapkin, Matthew A. Drapkin (11/06/2025)